Exhibit 99.1

BALLARD POWER SYSTEMS INC	THIRD QUARTER REPORT 2003

SUSTAINABLE  FUTURE

SUSTAINABLE FUTURE

Every day we reflect on the opportunities that we have to make the world a better place. The vision of our company and the promise of our technology are focused on sustainability: sustainable air quality, sustainable climate, sustainable energy resources. In short, a sustainable future.

For Ballard to help make the world a better place, we need to ensure that our business is also sustainable. A business with a solid foundation to build and support a new era of energy independence. A business that can withstand the economic and geopolitical uncertainties of our times. A business that can challenge the status quo and write new rules for how to power cars and produce electrical power. An organization where all of our stakeholders continue to be inspired by our vision: Power to Change the World®.

LETTER TO OUR SHAREHOLDERS

We are pleased to report that we continue to build revenue while reducing cash consumption. Our leadership in transportation fuel cells was demonstrated throughout the third quarter as we saw buses powered by our fuel cells carrying passengers on the streets of Europe, and the strong showing of Ballard® fuel cell powered vehicles competing against other advanced technology vehicles at the Michelin Challenge Bibendum, held in California in September.  We also had a number of exciting developments in our power generation business this quarter, including the introduction of our Nexa® RM Series fuel cell generator and the addition of a third Japanese natural gas company working with our 1 kW combined heat and power fuel cell generator.

Our revenue in the third quarter ending September 30, 2003 was $28.2 million, up slightly from revenue of $28.0 million for the same period in 2002.  Product revenue for the quarter increased by $7.4 million, or 69%, over the same period in 2002.  Revenue for the nine months ended September 30, 2003, was $90.4 million, a 47% increase over revenue of $61.6 million for the same period in 2002.

Net loss for the quarter was $31.1 million ($0.26 per share), compared to a loss of $40.2 million ($0.38 per share) for the same period in 2002.  Included in the net loss for the quarter was $2.7 million in restructuring costs ($0.02 per share) compared to $3.0 million ($0.03 per share) for the corresponding period of 2002.  For the nine-month period ended September 30, 2003, our net loss was $86.1 million ($0.73 per share) compared to $112.4 million ($1.07 per share) for the same period in 2002.

Cash used by operations and capital expenditures for the quarter, excluding restructuring and integration expenditures, was $17.8 million compared to $37.7 million for the same period last year.  For the nine-month period ended September 30, 2003, our cash used by operations and capital expenditures, excluding business integration and restructuring expenditures, was $35.1 million compared to $105.7 million for the same period in 2002.

Product revenues from our Transportation segment continued to drive another solid quarter for revenue.  We are confirming our guidance for revenues for 2003 of between $100 million and $120 million and expect to finish the year toward the middle of this range.   Cash consumption from operations and capital expenditures, excluding business integration and restructuring expenditures, was $35.1 million for the nine-month period ended September 30, 2003, a 67% improvement over the same period in 2002.  Assuming no significant changes in exchange rates from the end of the third quarter, we expect our cash requirements for operations and capital expenditures for 2003 to be between $55 million and $65 million, an improvement from our previous guidance of $65 million to $75 million.

In the past several months, 24 Mercedes-Benz Citaro buses, powered by Ballard® heavy-duty fuel cell engines, have been delivered to Amsterdam, Barcelona, Hamburg, Luxembourg, Madrid, Reykjavik, Stockholm and Stuttgart as part of the 10 city European Fuel Cell Bus Project.  These fuel cell buses will be driven by transit drivers, carrying passengers in daily service in each city during a two-year field trial program.

Mitsubishi Motor Corporation (“MMC”) introduced its Grandis minivan, powered by a Ballard® fuel cell engine, in September.  MMC and other members of the Japan Hydrogen & Fuel Cell Demonstration Project are working together with the common goal to commercialize fuel cell vehicles.

During the recent Michelin Challenge Bibendum, the world’s largest event showcasing sustainable mobility, our fuel cells powered four of the eight fuel cell vehicles in the competion.  These vehicles competed strongly against other fuel cell and non-fuel cell technologies, with the Ballard® fuel cell powered vehicles receiving 10 gold awards.  Honda’s FCX, powered with Ballard® fuel cells, placed first in the category for small production vehicles, and the Mercedes-Benz Citaro bus won first in its class, winning gold awards for emissions, energy efficiency and noise, competing against a battery electric bus and a fuel cell-battery hybrid bus.  In addition, the Mercedes-Benz F-Cell won design awards for both technology integration and style advancement for prototype vehicles.

In August, we introduced our Nexa® RM Series, a hydrogen fueled stationary fuel cell power generator, which will be our first commercial stationary product. The Nexa® RM Series has been developed to meet the needs of the uninterruptible power system (“UPS”) and telecommunications power markets.  The Nexa® RM Series is modular and its power output is scalable in 1 kW increments to meet individual customer requirements. We have delivered Nexa® RM Series systems for utility and server room UPS field trials, and to a telecommunications customer for field trials.  The goal of these field trials is to demonstrate, at customer facilities, the benefits of fuel cell technology over incumbent technology, and to develop our Nexa® RM Series as the preferred, premium UPS product for mission critical applications.

We have named Mitsubishi Canada Limited (“MCL”) as a worldwide (excluding Japan) distributor for our 1 kW AirGen™ portable fuel cell generator.  MCL is the Canadian subsidiary of Mitsubishi Corporation, one of the world’s largest general trading enterprises.  MCL will add the AirGen™ fuel cell generator to its portfolio of products offered to customers through hundreds of affiliate companies.  This relationship complements our previously announced distribution and service relationship with MGE UPS SYSTEMS, INC., the world’s largest manufacturer of large power protection equipment, for our AirGen™ fuel cell generators and Nexa® RM Series products.

After purchasing the AirGen™ fuel cell generator assets from Coleman Powermate, Inc., we conducted an in-house design review on the AirGen™ product.  The review revealed that the current design of the AirGen™ fuel cell generator’s hydrogen storage canister system did not fully comply with our stringent product design standards.  As a result, we are working together with canister suppliers to develop an improved canister and system interface for the canister fueled consumer version of the AirGen™ fuel cell generator.  We expect that the canister fueled version of the AirGen™ fuel cell generator will be launched in 2004.

EBARA BALLARD has been selected to advance to the next phase of development with both Tokyo Gas and Osaka Gas to commercialize a 1 kW combined heat and power fuel cell generator for residential applications in Japan.  We have expanded our presence in Japan by entering into a collaboration with Toho Gas, Japan’s third largest natural gas company, to develop a 1 kW combined heat and power fuel cell generator for residential applications.  With the addition of Toho Gas, we are now working with the three largest natural gas companies in Japan, with a combined customer base of over 16 million households.

Governments continue to invest in fuel cell and hydrogen technology and products because of their potential to clean the air, curb global warming and reduce dependence on imported oil.  The Canadian Government just announced Cdn. $215 million in funding for fuel cells, including research and development, demonstration programs and hydrogen infrastructure development.  The distribution of funding has not been finalized and it is our goal to actively participate in these new government programs.  We received a grant of up to $1.5 million for research into non-noble metal catalysts through a US Department of Energy request for proposals to conduct research and development for stationary and portable fuel cells.  This funding will enable us to pursue additional research pathways to reduce catalyst loading levels and develop new catalyst materials.

Momentum continues to build in our transportation and power generation businesses, and our third quarter results provide another solid example of executing our plans and progressing our product and technology development programs while managing our cash resources.  I look forward to reporting to you on our progress after the fourth quarter.

On behalf of the Board of Directors

“Dennis Campbell”

Dennis Campbell

President and Chief Executive Officer

This report contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  Investors are cautioned that all forward-looking statements involve risk and uncertainties, including, without limitation, our ability to develop commercially viable PEM fuel cell products, product development delays, changing environmental regulations, our ability to attract and retain business partners, future levels of government funding, competition from other fuel cell manufacturers, other advanced and existing power technologies, evolving markets for generating electricity and power for transportation vehicles, our ability to protect our intellectual property, our ability to successfully integrate the businesses of the former XCELLSIS and Ecostar, and our ability to provide the capital required for product development, operations and marketing.  These factors should be considered carefully and readers should not place undue reliance on Ballard’s forward-looking statements.  Investors are encouraged to review Management’s Discussion and Analysis in the 2002 Annual Report, in the section entitled “Operating Results, Capital Requirements and Risks” (pages 37-46), for a more complete discussion of factors that could affect Ballard’s future performance.

MANAGEMENT’S DISCUSSION & ANALYSIS

This discussion and analysis covers our interim consolidated financial statements for the three and nine-month periods ended September 30, 2003.  As well, it provides an update to the discussion and analysis contained in our 2002 Annual Report.  This discussion and analysis should be read in conjunction with the “Management’s Discussion & Analysis” section and the annual consolidated financial statements contained in our 2002 Annual Report.

In this discussion and analysis, unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries.

All amounts are expressed in U.S. dollars unless otherwise noted.

OVERVIEW

Our revenues for the three months ended September 30, 2003 were $28.2 million compared to $28.0 million for the same period in 2002. This includes a $7.4 million or 69% increase in product revenues offset by a reduction in engineering service and other revenue. Our revenues for the nine months ended September 30, 2003 were $90.4 million, a $28.8 million or 47% improvement over the same period in 2002 and includes a 57% improvement in product revenues and a 31% improvement in engineering service and other revenue.

Our net loss for the quarter ended September 30, 2003 was $31.1 million, or ($0.26) per share, compared with a net loss of $40.2 million or ($0.38) per share during the same period in 2002. For the nine-month period ended September 30, 2003, our net loss was $86.1 million or ($0.73) per share, compared to a net loss of $112.4 million or ($1.07) per share for the corresponding period in 2002. The lower losses for the 2003 periods primarily result from foreign exchange gains, reduced operating expenses, and lower business integration and restructuring costs, partly offset by lower minority interest. The results for the nine months ended September 30, 2003 also benefited from higher engineering service revenue and were negatively impacted by the writedown of an investment in MicroCoating Technologies, Inc. (“MCT”) of $7.3 million or ($0.06) per share, as described below. The lower operating expenses during 2003 were achieved primarily through the wind-down and deferral of certain development programs announced in 2002, and cost reduction initiatives resulting from business integration activities. Cash used by operations and capital expenditures for the three and nine-month periods ended September 30, 2003, excluding business integration and restructuring expenditures, were $17.8 million and $35.1 million, respectively. This compares to $37.7 million and $105.7 million for the corresponding three and nine-month periods in 2002. The decreases are primarily due to the lower losses (excluding non-cash items) as described above, reduced capital expenditures and lower increases in non-cash working capital.

In May 2003, we completed the acquisition of FirstEnergy Corp.’s interest in our stationary power subsidiary, Ballard Generation Systems Inc. (“BGS”), through the issuance of 1,366,063 of our common shares valued at $30.4 million. With the completion of this transaction, we now own 100% of BGS.

In June 2003, we completed the acquisition of Coleman Powermate Inc.’s AirGen™ fuel cell generator net assets for $1.6 million in cash.

In May 2001, we acquired approximately 3% of the equity of MCT as part of a collaboration, license and supply agreement for a possible next generation catalyst application technology. In 2003, based on our review in the second quarter of this year of MCT’s financial condition and uncertainty concerning its ability to raise sufficient funding to continue operations, we determined that a permanent impairment in the value of our investment in MCT had occurred and wrote off our entire investment of $7.3 million. We retain a non-exclusive license for MCT’s technology.

In December 2002, we announced a five-year plan (the “Corporate Restructuring”) that provided for a significant reduction in cash consumption, an organizational restructuring, development funding for our next generation transportation fuel cell engine and the further commitment of our vehicular alliance partners, DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”). The Corporate Restructuring has increased our efficiency and is enabling us to focus on and accelerate the development of our core technologies, while at the same time reducing administrative overhead expense.

Our business operates in three market segments, Transportation, Power Generation and Material Products. We develop, manufacture and market complete proton exchange membrane (“PEM”) fuel engines, PEM fuel cell components and electric drive systems for the Transportation market segment.  We develop, manufacture and market a variety of fuel cell and other power generation products ranging from portable and stationary fuel cell power products to power electronics for the Power Generation market segment.  Our Material Products Division develops, manufactures and markets carbon fiber products primarily for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

During the first quarter of 2003, we decided to phase out our internally funded fuel processing activities. We are assessing and rationalizing our fuel processing intellectual property portfolio with a goal of maintaining only intellectual property that has strategic value to us.  We will continue our collaborations with several gas companies in Japan through EBARA BALLARD Corporation (“EBARA BALLARD”) for the development of natural gas fuel processors for our 1 kW stationary combined heat and power fuel cell generators. The impact on operating expenses and business integration and restructuring expenses from the phase out of our fuel processing activities is not expected to be material.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified our policies for revenue recognition, warranty provision, inventory provision, investments, intangible assets and goodwill as critical to our business operations and an understanding of our results of operations. These policies are discussed in detail in the “Management’s Discussion & Analysis” section of our 2002 Annual Report.  The application of these and other accounting policies are described in note 1 to the 2002 annual consolidated financial statements.  The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period.  There can be no assurance that actual results will not differ from those estimates.

RESULTS OF OPERATIONS

Revenues for the three months ended September 30, 2003 were $28.2 million, up slightly from $28.0 million during the corresponding quarter in 2002. Revenues for the nine months ended September 30, 2003 were $90.4 million, an increase of $28.8 million or 47% from the same period in 2002. Higher product revenues from the Transportation market segment were primary drivers of the increased revenues for both the three and nine-month periods in 2003. Higher engineering service revenue was also a major driver of the increase in revenues for the nine-month period in 2003.

The following table provides a breakdown of our revenues for the reported periods:

	Three Months Ended September 30
	2003			2002
(Expressed in thousands of U.S. dollars)	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total
Transportation	$14,299	$9,907	$24,206	$6,474	$17,206	$23,680
Power Generation	1,075	—	1,075	1,035	—	1,035
Material Products	2,885	—	2,885	3,320	—	3,320
	$18,259	$9,907	$28,166	$10,829	$17,206	$28,035

	Nine Months Ended September 30
	2003			2002
(Expressed in thousands of U.S. dollars)	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total
Transportation	$45,169	$32,620	$77,789	$24,434	$24,943	$49,377
Power Generation	2,347	—	2,347	1,664	—	1,664
Material Products	10,277	—	10,277	10,604	—	10,604
	$57,793	$32,620	$90,413	$36,702	$24,943	$61,645

Shipments of light-duty fuel cell modules and higher light and heavy-duty service revenues were primary contributors to the increase in Transportation product revenues for both the three and nine-month periods ended September 30, 2003.  The increase in revenue for the nine-month period also reflects the delivery of the final heavy-duty bus engines and related product services for the European Fuel Cell Bus Project.  We will continue to earn related product and service revenue during the two-year life of the project.

Engineering service revenue primarily reflects the achievement of predefined light-duty fuel cell program development milestones for our customers, the related costs of which are included in research and development expenses. The changes in engineering service revenue as compared to the same periods in 2002 reflect the timing of milestone achievements under this program. The development phase of the current generation light-duty fuel cell engine program is nearing completion and we expect engineering service revenues from this program to decline over the next several quarters.

Power Generation revenues for the three months ended September 30, 2003 were roughly the same as revenues for the same period in 2002. Power Generation revenues for the nine-month period in 2003 were $0.7 million, or 41% higher than the same period in 2002 due to sales of our 1 kW stationary combined heat and power fuel cell generators for the Japanese residential market and sales of our EcostarTM Power Converter.

Material Products revenues for the three and nine-month periods ended September 30, 2003 were down slightly compared to the comparative periods in 2002 due to a decline in our customer’s automotive vehicle sales.

Cost of product revenues for the three months ended September 30, 2003 were $15.3 million, an increase of $0.6 million or 4% from the same period in 2002. Cost of product revenues for the first nine months of 2003 was $56.3 million, an increase of $13.9 million or 33% from the corresponding period in 2002. The higher cost of product revenues primarily reflects the increase in revenues discussed above. Partly offsetting the increase in the cost of product revenues for the nine-month period in 2003 are:

•                  reductions in our accrued warranty provisions required for our 250 kW stationary generator field trial program, which is nearing completion;

•                  reductions in warranty provisions related to heavy-duty bus engines due to improved lifetime expectancy, cost savings related to lower spare module requirements, improved logistics associated with field support, and lower production costs; and

•                  reversals of accrued warranty liabilities due to contractual expirations and cost reductions for our light-duty fuel cell modules.

Research and product development expenses for the three months ended September 30, 2003 were $25.4 million, a decrease of $2.9 million or 10% as compared to the same quarter in 2002. Research and product development expenses for the first nine months of 2003 were $77.7 million, a decrease of $9.3 million or 11% from the corresponding period in 2002. The decreases were achieved through cost reduction initiatives and restructuring activities, the wind-down of our 250 kW stationary generator field trial program, our heavy-duty bus development program and our fuel processing activities, and the deferral of certain programs, such as the 10 kW and 60 kW stationary fuel cell power generator programs.  For the three and nine-month periods ended September 30, 2003, these decreases were partly offset by the effect of the strengthening Canadian dollar and Euro, relative to the U.S. dollar, on expenditures denominated in those currencies. Included in research and product development expenses for the three and nine-month periods ended September 30, 2003 were costs of $6.9 million and $20.9 million, respectively, related to our achievement of predefined program milestones for our customers for which we earned engineering service revenue. This compares to engineering service related expenditures of $9.0 million and $22.5 million for the corresponding periods in 2002.

General and administrative expenses for the three months ended September 30, 2003 were $3.9 million, a decrease of $2.2 million or 36% from the same period in 2002. General and administrative expenses for the first nine months of 2003 were $12.5 million, a decrease of $5.5 million or 31% from the corresponding period in 2002. The decreases reflect the benefit of cost reduction initiatives and restructuring activities to simplify and streamline the organization that were implemented in

2002. These decreases were partly offset by the effect of the strengthening Canadian dollar and Euro, relative to the U.S. dollar, on expenditures denominated in those currencies.

Marketing expenses for the three and nine-month periods ended September 30, 2003 were $2.2 million and $7.2 million respectively, in line with marketing expenses for the corresponding periods in 2002. Decreases in marketing expenses as a result of cost reduction initiatives were more than offset by the effect of the strengthening Canadian dollar and Euro, relative to the U.S. dollar, on expenditures denominated in those currencies.

Depreciation and amortization was $12.0 million for the three months ended September 30, 2003, compared to $11.0 million in 2002. Depreciation and amortization for the first nine months of 2003 were $34.7 million, an increase of $0.6 million or 2% as compared to the same period in 2002. The increase reflects the amortization of intangible assets associated with our acquisition of the interests of ALSTOM Canada Inc. and FirstEnergy Corp. in our subsidiary, BGS, in December 2002 and May 2003, respectively, partly offset by lower depreciation from the writedown of property, plant and equipment associated with facility consolidations during 2002.

Investment and other income was $3.0 million for the three months ended September 30, 2003, an increase of $9.4 million as compared to the same period last year. Investment and other income for the first nine months of 2003 was $23.6 million, an increase of $11.0 million or 87% from the corresponding period in 2002.

The following table provides a breakdown of our investment and other income and foreign exchange gains and losses for the reported periods:

	Three Months ended Sept. 30		Nine Months ended Sept. 30
(Expressed in thousands of U.S. dollars)	2003	2002	2003	2002
Investment and other income	$3,000	$3,058	$7,419	$9,179
Foreign exchange gain (loss)	(36)	(9,524)	16,160	3,422
	$2,964	$(6,466)	$23,579	$12,601

The lower foreign exchange loss for the quarter ended September 30, 2003 was primarily due to a lower balance of Euro and Canadian dollar net monetary assets in 2003 relative to the same period in 2002 and lower exchange rate movement in the third quarter of 2003. The higher foreign exchange gain in the nine-month period ended September 30, 2003, as compared to the same period in 2002, is primarily due to larger changes in exchange rates in 2003. The foreign exchange gains and losses are primarily attributable to the effect of the changes in the value of the Euro and the Canadian dollar, relative to the U.S. dollar, on our Euro and Canadian dollar net monetary assets over the respective periods.  While most of our revenue contracts are in U.S. dollars, our local expenditures in Canada and Germany are subject to the effect of exchange rate movements.  We hold Canadian and Euro denominated cash and short-term investments to reduce the foreign currency risk inherent in expenditures in these currencies. Investment income declined in both the three and nine-month periods of 2003 primarily due to lower interest rates. Offsetting lower interest rates in the third quarter of 2003 were profits realized on some longer maturity investments.

Writedown of investments was nil for the quarter and $7.3 million for the nine-month period ended September 30, 2003 and represents the write-off of our investment in MCT, as discussed above.

Equity in loss of associated companies for the three months ended September 30, 2003 was $0.4 million, a decrease of $0.4 million or 51% from the same period in 2002. Equity in loss of associated companies for the first nine months of 2003 was $1.4 million, a decrease of $0.2 million or 10% from the corresponding period in 2002. The decreases are primarily the result of lower losses of EBARA BALLARD, our investment in which is accounted for using the equity method.

Minority interest for the three months ended September 30, 2003 was nil, a decrease of $4.6 million from the same period in 2002. Minority interest for the first nine months of 2003 was $4.6 million, a decrease of $16.8 million or 79% from the corresponding period in 2002. The decreases are due to lower losses of our subsidiaries Ballard Power Systems AG (“BPSAG”) and BGS and because we ceased recording the minority share in the losses of these companies during 2003.  With our acquisition of FirstEnergy Corp.’s interest in BGS in May 2003, we now own 100% of BGS.  As well, during the second quarter, the minority interest’s share of losses in BPSAG exceeded its investment in this company, and we now recognize 100% of the losses of BPSAG in our financial statements.

Business integration and restructuring costs for the three and nine-month periods ended September 30, 2003 were $2.7 million and $7.1 million, respectively. This compares to $3.0 million and $16.5 million for the same periods in 2002. These costs represent severance and other compensation payments, facility closure costs, asset writedowns and other expenditures associated with restructuring and integration activities.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $336.9 million as at September 30, 2003, a decrease of $40.0 million from the end of 2002. The decrease was primarily driven by net losses (excluding non-cash items) of $33.9 million, cash investments and the acquisition of other assets totaling $3.9 million, capital expenditures of $2.8 million and higher working capital requirements of $1.8 million, partly offset by the change in non-cash long-term liabilities of $1.0 million and net proceeds from the issuance of share capital of $1.5 million.

Cash used by operations for the three and nine-month periods ended September 30, 2003, was $17.4 million and $35.7 million, respectively. This compares to $35.1 million and $114.8 million,

respectively, for the corresponding three and nine-month periods in 2002. The lower cash requirements for operations during 2003 were driven by reduced cash losses, lower capital expenditures and lower increases in non-cash working capital.

For the quarter ended September 30, 2003, working capital requirements resulted in cash outflows of $3.7 million compared to $6.1 million for the same period in 2002.  The non-cash working capital outflow for the quarter was driven by higher accounts receivable due to invoice timing, increased inventories in advance of expected production requirements for product deliveries and field service, and the prepayment of annual insurance premiums and property taxes. This was partly offset by higher accounts payable and accrued liabilities due primarily to retention bonus accruals (discussed below) and higher accrued warranty liabilities. The higher accrued warranty liabilities resulted from shipments of light and heavy-duty fuel cell modules, partly offset by a reduction in the warranty provision related to our 250 kW stationary generator field trial program.

For the nine months ended September 30, 2003, working capital requirements resulted in cash outflows of $1.8 million compared to $32.0 million for the comparative period in 2002. Working capital requirements for the current nine-month period were driven primarily by lower accounts payable and accrued liabilities reflecting lower expenses and the net payment of business integration and restructuring costs and higher inventories as discussed above. This was partly offset by improved collection of accounts receivable, and an increase in accrued warranty liabilities resulting from shipments of light and heavy-duty fuel cell modules and the effect of the stronger Euro and Canadian dollar, relative to the U.S. dollar, on warranty liabilities denominated in those currencies. The increase in accrued warranty liabilities was partly offset by a reduction in the warranty provision required for light-duty fuel cell modules and heavy-duty bus engines due to improved lifetime expectancy, cost savings related to lower spare module requirements, improved logistics associated with field support and lower production costs. Included in cash used by operations were payments for business integration and restructuring costs of $0.7 million and $3.5 million for the three and nine-month periods ended September 30, 2003, respectively.

Investing activities resulted in cash outflows of $5.1 million and $1.0 million for the three and nine-month periods ended September 30, 2003 respectively. For the quarter, this was primarily due to an increase in short-term investments of $3.4 million, capital spending of $1.1 million, and an additional investment of $0.4 million in Chrysalix Energy Limited Partnership, in which we have a partnership interest.  For the nine months ended September 30, 2003 the cash outflow was driven primarily by capital spending of $2.8 million, investments of $1.6 million in EBARA BALLARD, and the acquisition of other businesses of $1.9 million, partly offset by a decrease in short-term investments of $4.7 million, increases in long-term liabilities related to pensions of $1.0 million and proceeds on the sale of intangible assets of $0.5 million. The acquisition of other businesses consists of $1.7 million related to the acquisition of Coleman Powermate, Inc.’s AirGen™ fuel cell generator net assets and

$0.2 million of acquisition costs related to the purchase of FirstEnergy Corp.’s interest in BGS. Capital spending was primarily for manufacturing equipment and lab and test equipment.

Financing activities resulted in cash inflows of $0.4 million and $1.5 million for the three and nine-month periods ended September 30, 2003, respectively. The increases were primarily from the net proceeds from the issuance of share capital resulting from the exercise of employee stock options.

As at September 30, 2003, we had 118,183,727 common shares, one Class A share and one Class B share issued and outstanding.  As at that date, we also had outstanding stock options to purchase 7,445,921 of our common shares.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2003, we had cash, cash equivalents and short-term investments totaling $336.9 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for PEM fuel cell products, carbon fiber products, power electronics and electric drive systems, the purchase of equipment for our manufacturing and testing facilities and the further development of high-volume manufacturing processes and business systems, and the development of our product distribution and service capabilities. Our actual funding requirements will vary depending on a variety of factors, including the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our ability to control working capital and the results of our development and demonstration programs.

Assuming no significant changes in exchange rates from the end of the third quarter, we expect our cash requirements for ongoing operations and capital expenditures in 2003 to be between $55 million and $65 million, an improvement from our previous guidance of $65 million to $75 million.  The improvement in our guidance reflects foreign exchange gains from the rapid appreciation of the Canadian dollar and Euro, higher engineering service revenues and strong cash management efforts in all areas of our business. The forecasting of our cash requirements can be impacted by the uncertainty of estimating the effect of foreign exchange fluctuations, the timing of customer programs, the timing of certain expenditures and working capital requirements. We remain comfortable with our guidance for cash required for business integration and restructuring costs of $9 million in 2003.

Our expected cash consumption for 2003 reflects a significant reduction from 2002 and will be achieved through increased revenues, decreased spending in most expense categories, and reduced capital expenditures.  Reductions in product and technology development expenditures in 2003 are being achieved by:

•                  winding-down our 250 kW stationary generator field trial program, our current heavy-duty bus development program, and our fuel processing activities;

•                  deferring certain programs, such as the 10 kW and 60 kW stationary fuel cell power generator programs;

•                  focusing on core programs; and

•                  leveraging, where possible, suppliers and partners to develop non-core technology.

As well, the move to a centralized functional structure (other than for our Material Products Division) has simplified and streamlined the organization, further reducing our cash requirements.

Our revenue guidance for 2003 is between $100 million and $120 million. We expect to finish the year toward the middle of this range. The forecasting of our revenues for the balance of the year can be impacted by the uncertainty associated with the timing of customer programs in our Transportation segment.

Our revenue guidance for 2003 reflects an increase over 2002, and is primarily driven by higher light-duty automotive fuel cell sales, engineering service revenue from the achievement of pre-defined light-duty fuel cell program development milestones for our customers and delivery of bus engines for the European Fuel Cell Bus Project.

As described in the Management Proxy Circular for our 2003 Annual Shareholders’ Meeting and our Management Proxy Circular dated October 18, 2001 with respect to the acquisitions of BPSAG and Ballard Power Systems Corporation from DaimlerChrysler and Ford, certain of our officers are eligible to receive a retention bonus if the officer is continuously employed with us until November 2003.  We have clarified the terms of the employment agreements with these officers to reflect the original intent to provide payment in our common shares equal to one year’s annual compensation.  All but one of the agreements were entered into prior to the adoption of the standards in Section 3870 of the Canadian Institute of Chartered Accountants’ Handbook for accounting for stock-based compensation and, therefore prior to the changes made to the employment agreements the retention bonuses were not expensed. Under generally accepted accounting principles, the changes made to the employment agreements require us to expense the cost of these common shares on a prospective basis over the remaining term over which these shares are earned. This will increase non-cash business integration and restructuring costs during 2003 by approximately $4.2 million, of which $1.2 million and $3.4 million were recorded in the three and nine-month periods ended September 30, 2003, respectively. Due to the non-cash nature of these expenses, there will be no effect on our cash guidance of $9.0 million for business integration and restructuring costs.

As previously disclosed, DaimlerChrysler and Ford have agreed in principle that, at our request at any time after December 31, 2003, they will make an equity investment in Ballard of a total of Cdn.$55 million, comprising Cdn.$30 million by DaimlerChrysler and Cdn.$25 million by Ford. DaimlerChrysler and Ford have also agreed in principle to fund a portion of the cost of our next generation light-duty automotive fuel cell engine program. We are continuing to work with DaimlerChrysler and Ford to determine the scope, milestones, deliverables and timing of the program. Several alternative development paths are being explored by the parties.  In evaluating these alternative paths, the parties are exploring approaches that could accelerate the program.  The scope and timing of the program as initially envisioned could therefore be affected. Previously, DaimlerChrysler and Ford had agreed in principle to fund up to $97 million to support the program, subject to the achievement of certain commercial and technical deliverables. The exact amount of the funding may be higher or lower, depending on the ultimate scope of the program. Some of this funding may be in the form of an equity investment with the balance by way of engineering service revenue. Ballard, DaimlerChrysler and Ford previously intended to formalize these agreements in principle in 2003.  It is now expected that these agreements will be signed in 2004.

RISKS & UNCERTAINTIES

Risks & uncertainties related to economic and industry factors are described in detail in the “Management’s Discussion & Analysis” section of our 2002 Annual Report and remain substantially unchanged.

Consolidated Balance Sheets

Unaudited (Expressed in thousands of U.S. dollars)

	September 30, 2003	December 31, 2002
Assets

Current assets:
Cash and cash equivalents	$201,932	$237,233
Short-term investments	134,925	139,637
Accounts receivable	26,251	28,123
Inventories	28,873	26,134
Prepaid expenses and other current assets	2,645	2,219
	394,626	433,346

Property, plant and equipment	86,950	97,899
Intangible assets (note 3)	142,412	156,024
Goodwill	220,308	200,639
Investments (note 4)	19,800	26,546
Other long-term assets	3,056	3,349
	$867,152	$917,803

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$40,707	$46,749
Deferred revenue	4,333	4,492
Accrued warranty liabilities	31,674	25,637
	76,714	76,878

Long-term liabilities	12,090	11,408
Minority interest	—	4,726
	88,804	93,012

Shareholders’ equity:
Share capital	1,226,727	1,187,127
Contributed surplus (note 5(b))	49	—
Accumulated deficit	(448,192)	(362,100)
Cumulative translation adjustment	(236)	(236)
	778,348	824,791
	$867,152	$917,803

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ Douglas Whitehead	/s/ Ian Bourne
Director	Director

Consolidated Statements of Operations and Accumulated Deficit

Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002

Revenues:
Product revenues	$18,259	$10,829	$57,793	$36,702
Engineering service and other revenue	9,907	17,206	32,620	24,943
Total revenues	28,166	28,035	90,413	61,645

Cost of revenues and expenses:
Cost of product revenues	15,304	14,689	56,282	42,384
Research and product development	25,402	28,265	77,663	86,972
General and administrative	3,913	6,071	12,480	17,976
Marketing	2,203	2,063	7,162	7,028
Depreciation and amortization	11,998	11,012	34,663	34,098
Capital taxes	—	61	—	190
Total cost of revenues and expenses	58,820	62,161	188,250	188,648

Loss before undernoted	(30,654)	(34,126)	(97,837)	(127,003)
Investment and other income	2,964	(6,466)	23,579	12,601
Writedown of investments (note 4)	—	—	(7,335)	—
Equity in loss of associated companies	(378)	(779)	(1,427)	(1,584)
Minority interest	—	4,648	4,578	21,418
Business integration and restructuring costs	(2,743)	(2,999)	(7,128)	(16,477)

Loss before income taxes	(30,811)	(39,722)	(85,570)	(111,045)
Income taxes	244	470	522	1,337
Net loss for period	(31,055)	(40,192)	(86,092)	(112,382)
Accumulated deficit, beginning of period	(417,137)	(286,795)	(362,100)	(214,605)
Accumulated deficit, end of period	$(448,192)	$(326,987)	$(448,192)	$(326,987)
Basic and diluted loss per share	$(0.26)	$(0.38)	$(0.73)	$(1.07)
Weighted average number of common shares outstanding	118,108,987	105,344,397	117,187,334	105,219,320

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002

Cash provided by (used for):
Operating activities:
Net loss for period	$(31,055)	$(40,192)	$(86,092)	$(112,382)
Items not affecting cash:
Compensatory shares	2,806	1,460	7,197	4,103
Depreciation and amortization	13,953	12,740	40,699	38,865
Loss on sale and writedowns of property, plant and equipment	318	957	368	6,697
Writedown of investments (note 4)	—	—	7,335	—
Equity in loss of associated companies	378	779	1,427	1,584
Minority interest	—	(4,648)	(4,578)	(21,418)
Other	(95)	(83)	(276)	(250)
	(13,695)	(28,987)	(33,920)	(82,801)
Changes in non-cash working capital:
Accounts receivable	(1,758)	(12,774)	1,872	(15,546)
Inventories	(3,081)	8	(1,756)	(3,483)
Prepaid expenses and other current assets	(1,441)	(1,031)	(426)	(1,495)
Accounts payable and accrued liabilities	1,550	2,945	(7,394)	(17,657)
Deferred revenue	(553)	1,372	(159)	2,282
Accrued warranty liabilities	1,561	3,342	6,037	3,913
	(3,722)	(6,138)	(1,826)	(31,986)
Cash used by operations	(17,417)	(35,125)	(35,746)	(114,787)
Investing activities:
Net decrease in short-term investments	(3,440)	28,634	4,712	71,720
Additions to property, plant and equipment	(1,070)	(6,017)	(2,803)	(17,980)
Additions to intangible assets	—	—	(557)	—
Proceeds on sale of property, plant and equipment	—	28	8	154
Proceeds on sale of intangible assets	—	—	479	—
Investments (note 4)	(406)	(277)	(2,016)	(2,603)
Acquisition of other businesses (note 2)	—	—	(1,879)	—
Other long-term assets	6	(635)	66	(804)
Long-term liabilities	(217)	427	963	1,956
	(5,127)	22,160	(1,027)	52,443
Financing activities:
Net proceeds on issuance of share capital	377	68	1,504	6,110
Other	(2)	(19)	(32)	(57)
	375	49	1,472	6,053

Decrease in cash and cash equivalents	(22,169)	(12,916)	(35,301)	(56,291)
Cash and cash equivalents, beginning of period	224,101	97,399	237,233	140,774
Cash and cash equivalents, end of period	$201,932	$84,483	$201,932	$84,483

Supplemental disclosure of cash flow information (note 6)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Unaudited (Tabular amounts expressed in thousands of U.S. dollars except per share amounts and number of shares)

1.              Basis of Presentation:

The accompanying financial information reflects the same accounting policies and methods of application as the Company’s 2002 Annual Report. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Company’s 2002 Annual Report has not been included in this report. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2002 Annual Report.

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current year.

2.              Business Acquisitions:

(a)          On June 5, 2003, the Company purchased Coleman Powermate, Inc.’s AirGen™ fuel cell generator net assets for cash of $1,573,000, plus acquisition costs of $106,000.  The costs of acquisition were allocated to the assets and liabilities acquired as follows:

Inventory	$983
Property, plant and equipment	419
Intangible assets	379
1,781
Current liabilities	(102)
Purchase price	$1,679

(b)         On May 2, 2003, the Company completed the purchase of FirstEnergy Corp.’s 13.2% interest in Ballard Generation Systems Inc. (“BGS”).  The purchase price was $30,586,000 including $30,386,000 funded through the issuance of 1,366,063 common shares and $200,000 of transaction costs.  The value of each common share issued of $22.24 was based on the average quoted market price of the Company’s common shares around the announcement date of the acquisition, being August 23, 2001.  The acquisition of the minority interest has been accounted for by the purchase method effective May 2, 2003, the date of closing.  Of the purchase price, $13,088,000 has been allocated to intangible assets and $17,350,000 has been allocated to goodwill.  Upon completion of this transaction, the Company owned 100% of BGS.

(c)          On December 18, 2002, the Company purchased ALSTOM Canada Inc.’s 18.2% interest in BGS.  A preliminary allocation of the purchase price was reflected in the consolidated financial statements for the year ended December 31, 2002. During the three months ended March 31, 2003, the Company finalized its allocation of purchase price to intangible assets and goodwill.  The value of  intangible assets was decreased by $2,319,000 for a final value of $12,677,000 and goodwill was increased by $2,319,000 for a final value of $16,726,000.  Amortization of intangible assets has been adjusted to reflect the change in purchase price allocation.

3.              Intangible assets:

During the nine months ended September 30, 2003, the Company acquired intangible assets of $2,066,000 from a related party through the issuance of 221,356 common shares of the Company.

4.              Investments:

During the nine months ended September 30, 2003, the Company reassessed its valuation of its investment in MicroCoating Technologies, Inc. (“MCT”).  Due to uncertainty surrounding MCT’s ability to raise additional capital and continue as a going concern, the full amount of the investment of $7,335,000 was written-down.

The Company made an additional investment of $1,610,000 (2002 - $1,188,000) in EBARA BALLARD Corporation, representing the Company’s proportionate share of financing by EBARA BALLARD’s shareholders.

The Company also made an additional investment of $406,000 (2002 - $648,000) in Chrysalix Energy Limited Partnership.

5.              Share Capital:

(a)          Stock Options

As permitted by the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments, the Company adopted the intrinsic method for recording employee and director stock option grants.  As a result, pro-forma disclosure is required to reflect the impact on the Company as if it had elected to adopt the fair value method of accounting provisions of CICA Handbook Section 3870.

The pro-forma disclosure below for the three months ended September 30, 2003, reflects an increase of options to acquire 31,095 common shares of the Company (2002 – 135,000) with a weighted average fair value of $8.73 (2002 - $8.27). The pro-forma disclosure for the nine months ended September 30, 2003, reflects an increase of options to acquire 1,341,327 common shares (2002 – 2,721,374), with a weighted average fair value of $7.30 per share (2002 - $18.04).  These options have a vesting period of three years.  The fair value of the options issued was determined using the Black-Scholes valuation model under the following weighted average assumptions:

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002
Expected life	7 years	7 years	7 years	7 years
Expected dividends	Nil	Nil	Nil	Nil
Expected volatility	78%	79%	75%	74%
Risk-free interest rate	5%	5%	5%	5%

If computed fair values of the options granted in the current and prior periods had been amortized to expense over their vesting periods, the net loss and net loss per share would have been:

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002

Net loss	$31,055	$40,192	$86,092	$112,382
Compensation charge related to options granted	4,999	4,104	13,942	6,075
Pro-forma net loss	$36,054	$44,296	$100,034	$118,457
Pro-forma basic and diluted loss per share	$0.31	$0.42	$0.85	$1.13

The Company’s share distribution plan is deemed to be compensatory, which resulted in a compensatory charge to the income statement of $2,757,000 for the three-month period ended September 30, 2003 (2002 - $1,460,000) and $7,148,000 for the nine-month period ended September 30, 2003 (2002 - $4,103,000).

As at September 30, 2003, options to purchase 7,445,921 common shares were outstanding.

(b)         Deferred Share Units

During 2003, the Company approved a deferred share unit (“DSU”) plan for the board of directors.  Eligible directors may elect to receive all or part of their annual retainers in DSUs.  Each DSU is redeemable for one common share in the capital of the Company after the director ceases to be on the board.  As at September 30, 2003, 3,642 DSUs were issued and outstanding, and during the three months ended September 30, 2003, $49,000 of compensation expense was recorded.

6.              Supplemental disclosure of cash flow information:

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002

Income taxes paid	$294	$53	$353	$363
Non-cash financing and investing activities
Compensatory shares	$95	$253	$5,644	$1,576
Common shares issued to acquire intangible assets (note 3)	—	—	$2,066	—
Common shares issued for acquisitions (note 2)	—	—	$30,386	—

7.              Segmented financial information:

As a result of the Corporate Restructuring announced in December 2002, the Company’s business operates in three market segments, Transportation, Power Generation and Material Products. The comparative figures have been reclassified to conform to the segmented disclosure adopted in the current year.

Segment revenues and segment (loss) gain represent the primary financial measures used by senior management in assessing performance and allocating resources, and includes the revenues, cost of product revenues and expenses for which segment managers are held accountable.  Segment expenses include research and product development costs directly related to individual segments.  Costs associated with shared services and other costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by senior management. A significant portion of the  Company’s production, testing and lab equipment, and facilities, as well as intellectual property and goodwill, are common across the segments.  Therefore, management does not classify asset information on a segmented basis.  Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

The Company develops, manufactures and markets complete proton exchange membrane (PEM) fuel cell engines, PEM fuel cell components and electric drive systems for the Transportation market segment. The Company develops, manufactures and markets a variety of fuel cell and other power generation products ranging from portable and stationary fuel cell power products to power electronics for the Power Generation market segment.  The Company’s Material Products segment develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

	Three months ended September 30		Nine months ended September 30
	2003	2002	2003	2002

Revenues
Power Generation	$1,075	$1,035	$2,347	$1,664
Transportation	24,206	23,680	77,789	49,377
Material Products	2,885	3,320	10,277	10,604
Total	28,166	28,035	90,413	61,645

Segment (loss) gain for period (1)
Power Generation	$(3,772)	$(4,684)	$(11,066)	$(13,047)
Transportation	4,032	(1,275)	2,391	(23,026)
Material Products	(392)	530	(460)	1,314
Total	$(132)	$(5,429)	$(9,135)	$(34,759)

Corporate amounts:
Research and product development	(12,408)	(9,970)	(34,397)	(34,232)
General and administrative	(3,913)	(5,591)	(12,480)	(16,696)
Marketing	(2,203)	(2,063)	(7,162)	(7,028)
Depreciation and amortization	(11,999)	(11,012)	(34,664)	(34,098)
Investment and other income	2,964	(6,466)	23,579	12,601
Writedown of investments	—	—	(7,335)	—
Equity in loss of associated companies	(378)	(779)	(1,427)	(1,584)
Minority interest	—	4,648	4,578	21,418
Business integration and restructuring costs	(2,743)	(2,999)	(7,128)	(16,477)
Other	—	(61)	—	(190)
Loss before income taxes	$(30,812)	$(39,722)	$(85,571)	$(111,045)

(1)          Research and product development costs directly related to segments are included in segment (loss) gain for the period.

8.              Guarantees and Contingencies:

The Company has issued a letter of credit in the amount of $1,031,000 related to a lease agreement for premises.  The letter of credit expires December 2003.

Periodically, the Company enters into forward foreign exchange contracts to manage exposure to currency rate fluctuations.  At September 30, 2003, the Company had no forward foreign exchange contracts outstanding.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles, power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, Mitsubishi, Nissan, Volkswagen, Yamaha, and Cinergy, among others.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc. Nexa and AirGen are trademarks of Ballard Power Systems Inc.

CORPORATE INFORMATION

CORPORATE OFFICES

Ballard Power Systems Inc.
Corporate Headquarters
4343 North Fraser Way
Burnaby BC Canada V5J 5J9
T 604 454 0900
F 604 412 4700

Ballard Material Products Inc.
Two Industrial Avenue
Lowell MA USA 01851-5199

Ballard Power Systems Corporation
15001 Commerce Drive N.
Dearborn MI USA 48120

Ballard Power Systems AG
Neue Strasse 95
73230 Kirchheim - Nabern Germany

TRANSFER AGENT
AND REGISTRAR

Computershare Trust
Company of Canada
Shareholder Services Department
510 Burrard Street
Vancouver BC Canada V6C 3B9
T 1 800 564 6253
F 1 866 249 7775

STOCK LISTING

Ballard’s common shares are listed on The Toronto Stock Exchange under the trading symbol BLD and on the NASDAQ National Market System under the trading symbol BLDP.

INVESTOR RELATIONS

To obtain additional information about Ballard or to be placed on our supplemental mailing list for quarterly reports please contact:

Ballard Power Systems
Investor Relations
4343 North Fraser Way
Burnaby BC Canada V5J 5J9
T 604 412 3195
F 604 412 3100
investors@ballard.com
www.ballard.com

Ballard

Ballard Power Systems Inc.

4343 North Fraser Way

Burnaby,  British Columbia

Canada,  V5J 5J9

www.ballard.com

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